UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 29, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Marvel Entertainment, Inc.

File No. 001-13638 - CF#23702
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Marvel Entertainment, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.58 and 10.59 to an amended Form 10-K filed on May 19, 2009, as thereafter amended.

Based on representations by Marvel Entertainment, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.58	through December 31, 2010
Exhibit 10.59	through December 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Branch Chief – Legal